Exhibit 99.1

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

CODE OF BUSINESS CONDUCT AND ETHICS

August 2013

To All Directors, Officers and Employees

The Code of Business Conduct and Ethics (the “Code”) applies to the directors, officers and employees of Brookfield Renewable Energy Partners L.P. and all of its managed subsidiaries (collectively, “we”, “us”, “our” or the “company”).

It has always been our policy that all of our activities should be conducted with the highest standards of honesty and integrity and in compliance with all legal and regulatory requirements. In varying degrees, as a director, officer or employee of the company, you represent us in your dealings with others, whether they be other employees, customers, suppliers, competitors, governments or the general public.  Each of us is responsible for preserving and enhancing the company’s world-class reputation and the Code sets out what is expected of all of us who are part of the Brookfield team.

We expect each of you as directors, officers and employees to conduct your dealings on behalf of the company in accordance with the Code. So that there can be no doubt as to what is expected of each of you in this regard, the Board of Directors of the company (the “Board”) has endorsed the Code, which is to be followed by each of our directors, officers and employees.

Before you begin working at the company, you will be required to complete the form attached to the Code as Appendix A, which serves as a formal acknowledgement that you have read and understood the Code and will comply with it.  All directors, officers and employees are expected to recertify their compliance with the Code on an annual basis.

Code of Business Conduct and Ethics – August 2013

Code of Business Conduct and Ethics – August 2013

APPENDIX A – Statement of Compliance

Code of Business Conduct and Ethics – August 2013

SUMMARY OF THE CODE’S RULES

As a director, officer or employee, when acting on behalf of the company you are expected to:

1.	Use company assets only for the purposes of fulfilling your corporate responsibilities.

2.	Use the company’s various forms of communication properly and appropriately.

3.	Not speak on behalf of the company unless authorized to do so.

4.	Avoid situations in which your personal interests conflict, may conflict or may appear to conflict with the interests of the company.

5.	Always observe your fiduciary duties to asset management clients.

6.	Exhibit personal behaviour, both inside and outside of work, that is consistent with and reinforces a positive public image of the company.

7.	Obtain permission before joining the board of directors or similar body of another entity.

8.	Not take personal opportunities that are discovered through the use of property or information of the company or through your role with the company.

9.	Protect the confidentiality of “non-public information” concerning the company.

10.	Protect the confidentiality of “non-public information” about customers, clients, investees and others.

11.	Ensure that the books and records of the company are complete and accurate.

12.	Ensure that all business transactions are properly authorized.

13.	Ensure that the company provides fair and accurate public disclosure.

14.	Investigate and report any accounting, auditing or disclosure concerns.

15.	Be committed to creating a tolerant work environment free from discrimination and harassment.

16.	Be committed to ensuring the health and safety of fellow directors, officers and employees.

17.	Know and comply with all laws, rules and regulations applicable to your position.

18.	Respect the intellectual property of others.

19.
Not trade in the company’s securities if you possess material “non-public information” or during a blackout period, and in any other publicly-traded securities if you possess material “non-public information”.

20.	Deal fairly with the company’s stakeholders.

21.	Prevent the use of the company’s operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

22.	Not give or receive bribes, including “facilitation payments”.

Code of Business Conduct and Ethics – August 2013

23.	Always take into account the sensitivity and scrutiny involved in all our interactions with any public officials, their family members or their proxies.

24.	Avoid doing business with others who do not have a zero tolerance approach to bribery.

25.	Use your best judgment in giving or receiving gifts and entertainment and do so only in limited circumstances.

26.	Not offer contributions, gifts or other benefits to political parties or candidates without appropriate internal approvals.

27.	Not engage in any lobbying activities on behalf of the company without specific authorization.

28.	Not solicit donations from suppliers or vendors in a manner which communicates that compliance is a prerequisite for future company business.

29.	Record all our transactions in a complete, accurate and detailed manner so that the purpose and amount of the transaction is clear.

HOW TO USE THE CODE

The Code prescribes the expected moral and ethical standards of conduct required of all the company’s directors, officers and employees. Violations of the Code can have severe consequences.  Depending on your actions, failing to comply could lead to civil or criminal prosecution, which could result in substantial fines or imprisonment.  If you’re an employee or officer, it could result in a reprimand or other disciplinary action including the termination of your employment at the company.

An explanation of each of the company’s rules is set forth in the Code. If you have questions regarding the application of any rule or about the best course of action in a particular situation, you should seek guidance from your supervisor. The company’s officers and directors should seek guidance from the company’s internal legal counsel or the Chair of the Governance and Nominating Committee (the “Chair”) who shall consult, as appropriate, with the Chair of the Board of Directors.

In most situations, personal values and integrity can guide your decisions and actions.  The Code cannot, however, cover every situation or dilemma you could face.  When you’re not sure of the ethical action or inaction to take, always act in the best interests of the company and ask yourself the following questions:

•	Is it legal?
•	Does it conflict with the best interests of the company?
•	Will it have the potential to create a negative perception of you, your business unit or the company?
•	Do you have a personal interest that has the potential to conflict with the company’s interest?

Concerns about potential or suspected unethical, unprofessional, illegal, fraudulent or other questionable behaviour must be reported in accordance with the section of the Code entitled “Reports and Complaints”.

Code of Business Conduct and Ethics – August 2013

1)	BUSINESS ETHICS AND PRACTICES

Protecting the Company’s Assets and Resources

Use company assets only for the purposes of fulfilling your corporate responsibilities.

The company’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard the company’s assets from loss, theft, misuse and waste.

The company’s name (including its corporate letterhead and logo), facilities and relationships are valuable assets and must only be used for authorized company business and never for personal activities.  Do not identify yourself with the company while pursuing personal, political or not-for-profit activities unless you obtain the company’s authorization in advance.

The company’s property should never be used for personal gain, and you should not allow the company’s property to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or funds, or have any questions about your proper use of them, you should speak with your supervisor or make a report in accordance with the section of the Code entitled “Reports and Complaints”.

Misappropriation of the company’s assets is a breach of your duty to the company and may be an act of fraud against the company. Taking the company’s property from our facilities without permission and inaccurate reporting of hours worked on your timecard both may be regarded as theft and could result in dismissal. In addition, carelessness or waste of the company’s assets may also be a breach of your duty to the company and could result in dismissal.

Company issued credit cards should only be used for legitimate business expenses and such expenses should be documented and recorded accurately.  If you are unsure whether a certain expense is legitimate, you should speak with your supervisor or refer to the company’s travel and entertainment expense policy.

During the course of, or related to, your employment with the company, you may be involved in the creation, development or invention of intellectual property, which includes but is not limited to, ideas, concepts, methods, processes, inventions, confidential information and trade secrets, works of authorship, trademarks, service marks and designs.  All such intellectual property and the rights therein, such as copyrights and patents, will be owned by the company.  You are responsible for cooperating with the company and providing all necessary assistance to ensure that all such intellectual property and related rights become the exclusive property of the company, including by providing the company with such assignments, waivers and other documents as may be requested.

Our information and records are valuable corporate assets and must be managed with due care.   Additionally we must comply with legal and regulatory requirements that relate to document and record retention and disposition.  To preserve these assets and comply with legal and regulatory requirements, you are required to comply with any legal hold notifications you may receive as well as any document retention policies applicable to your business unit.

The company’s assets also include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to the company’s business. All of these are to be delivered to the company promptly after your employment ceases or at any time upon the company’s request.

Code of Business Conduct and Ethics – August 2013

Policy Regarding E-Mail, the Internet, Telephones and Other Forms of Communication

Use the company’s various forms of communication properly and appropriately.

We provide our employees with access to e-mail, the internet, telephones and other forms of communication for business purposes.  While we appreciate the need for limited and occasional use of these tools for personal purposes, this use should not be excessive or cause detriment to the company. All business matters must be conducted by employees on the company’s email system or through other systems provided by the company (such as Lync). Employees should not email confidential information to their personal email accounts or maintain a copy of any confidential information on their personal computers or other non-work electronic devices (unless the company has installed protective software on such devices).  Employees have an obligation to take all reasonable steps to safeguard hard copies of confidential information that are removed from the office for legitimate business purposes (e.g. to be worked with at home or at external meetings). Internet use must be conducted by employees in a professional manner.  For example, accessing internet sites containing obscene or offensive material, or sending e-mails that are derogatory or harassing to another person or group of people or chain, is inappropriate.  In addition, employees must be vigilant to ensure that the company’s network security is maintained through the appropriate use of passwords.  For further detail, you should refer to the company’s policies relating to electronic mail and use of company computer and communications systems.

Responding to Media, Public and Other Inquiries

Do not speak on behalf of the company unless authorized to do so.

As a public company it is important to ensure our communications to the investing public are: (a) timely, factual and accurate; and (b) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements.

We have professionals who are trained and qualified as spokespersons to release information to the public and internal legal counsel who are authorized to communicate with regulators and stock exchanges.  You may be contacted by a member of the media, a shareholder, a financial analyst, a governmental authority or any other third party for information about the company and its business, and a response can have far-reaching implications, including effects on our stock price and ability to compete.  When we provide information on the company’s operational strategies, financial results or other material information, we must ensure both that the information is accurate and that it is an appropriate time to “go public” with that information. These are legal obligations governed by securities regulators and stock exchanges and there are serious consequences for improper disclosure.  If you receive a request from outside the company to speak on the company’s behalf and you are not authorized to do so, refer the request to the head of your business unit or forward the request to an individual at the company employed in Investor Relations or Communications.

You must also understand that comments, posts or discussions regarding the company, its customers, clients and investees and information pertaining to any security or investment strategy made through social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”) may be considered advertising under applicable regulations.  Accordingly, you are strictly prohibited from commenting, posting or discussing the company, its customers, clients and investees and information pertaining to any security or investment strategy on any social media without prior approval of the Chief Executive Officer (“CEO”), Chief Financial Officer or their designees.  For further detail, you should refer to the company’s policies relating to the internet and social media.

Code of Business Conduct and Ethics – August 2013

Conflicts of Interest, Fiduciary Duties and Personal Behaviour

Avoid situations in which your personal interests conflict, may conflict or may appear to conflict with the interests of the company.

We expect that you will act honestly and ethically and in the best interests of the company by avoiding actual and perceived conflicts of interest in your personal and professional relationships. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, you should place the company’s interest in any business transaction ahead of any personal interest.

Conflicts of interest are generally prohibited as a matter of company policy and you must obtain a waiver of the Code for any conflict of interest (see “Compliance with the Code – Waivers”).

A “conflict of interest” occurs when a person’s private interest interferes, or even appears to interfere, in any way with the interests of the company as a whole.  You may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the company properly, or that may create a situation that would affect your judgment or ability to act in the best interests of the company. For example, no employee should have a significant interest in a business, whether directly, through a family member or other relative or through an associate that supplies goods or services to, or secures goods or services from, the company, without receiving approval in accordance with the Code.  An associate is defined as a (i) a corporation you own or control shares in, directly or indirectly, when the shares represent more than 10% of the voting rights; (ii) your business partner who is acting on behalf of your partnership; or (iii) a trust or estate you have a beneficial interest in, or for which you serve as trustee or in a similar capacity.

To assist your determination of what constitutes a “conflict of interest” it is important to note that the company believes that employees who engage third parties who routinely conduct business with the company for the employee’s personal purposes can create real or, at the very least, apparent conflicts of interest. Employees must not, without the prior written consent of the CEO (or, in the case of the CEO, without the prior written consent of the Chair), engage, retain, hire or otherwise solicit, either orally or in writing, any vendor, contractor or other third party whom they know routinely supplies goods to or renders services for the company to supply goods to or render services for the employee’s personal purposes if the value of the goods or services to be provided would exceed, individually or in the aggregate, $1,000 in any twelve month period; provided that such approval is not required for transactions with third parties that are generally available to all employees of the company by virtue of their relationship with the company (for example, transacting with company preferred vendors or taking advantage of the discounts available to employees of the company that are posted on the company’s intranet).

Conflicts of interest can exist in many situations.  The above guidance is intended to be illustrative only and does not represent the only activities that could constitute a conflict of interest. The best way to judge whether you have a conflict of interest is to ask yourself if a well-informed person would reasonably conclude that your interest in a matter could in any way influence your decision or performance in carrying out a duty on behalf of the company.

Code of Business Conduct and Ethics – August 2013

To avoid conflicts of interest, you should identify potential conflicts when they arise and contact the company’s internal legal counsel if you are unsure whether a relationship or transaction poses a conflict or appears to pose a conflict. Directors should consult with the Chair.

Always observe your fiduciary duties to asset management clients.

Officers and employees must always observe their fiduciary duties when dealing with asset management clients or in performing any related activities.  In this regard, officers and employees must avoid engaging in any activity that could result in an actual, potential or perceived conflict of interest, and avoid any action that may be perceived as a breach of trust.  In particular, care and advice must be sought from senior management in respect of the allocation of investment opportunities.

Exhibit personal behaviour, both inside and outside of work, that is consistent with and reinforces a positive public image of the company.

Your personal behaviour should be consistent with and reinforce a positive public image of the company. It is essential that you consider how all of your actions, both inside and outside the company, might appear and that you use good judgment in all your personal and business dealings outside your role with the company.

You should refrain from activities at work and outside of work that could hurt the company’s reputation and that could undermine the relationship of trust between you and the company.  You should refrain from identifying a relationship with the company which in any way disparages the company, its employees or any of its competitors, customers, clients and investees or their products or services.

Employees who have acted in a manner that is unbecoming, that could adversely affect the company’s reputation and that compromises the relationship of trust between the company and the employee will be subject to disciplinary action up to and including termination.

Board Seats with Other Entities

Obtain permission before joining the board of directors or similar body of another entity.

Serving as a director or similar capacity of another entity, even one in which the company has an interest but is not a wholly-owned subsidiary, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, may also create a conflict.

Before accepting an appointment to the board or a committee of any organization, officers and employees must receive written approval from the company’s internal legal counsel and directors must advise the Chair in advance of accepting an invitation to serve on the board of another public entity.

Directors, officers and employees are permitted, however, to serve on boards of charities or non-profit organizations or in private family businesses that have no relation to the company and its businesses. Prior approval is not required for these types of situations. If you hold a position with a charity or non-profit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of the company.

Code of Business Conduct and Ethics – August 2013

Corporate Opportunities

Do not take personal opportunities that are discovered through the use of property or information of the company or through your role with the company.

You are prohibited from taking for yourself opportunities that you discover through the use of the company’s property, information or position; from using company property, information or position for personal gain; and from competing with the company.  You owe a duty to the company to advance its legitimate interests when the opportunity arises.

Confidential Information

Protect the confidentiality of “non-public information” concerning the company.

Information is considered to be public if it has been disclosed in a public securities law filing, press release, interim or annual report, supplemental information or on the publicly accessible areas of the company’s website.  “Non-public information” is information that is not generally available to the investing public through a press release, disclosure to shareholders or widely reported media coverage. The circulation of rumours, or “talk on the street”, even if accurate, is not considered public disclosure. The most common example of material “non-public information” is information about earnings, financial performance or a prospective transaction that has not yet been publicly disclosed.

Except where it is authorized or legally required, you must use every precaution to keep “non-public information” confidential.  It is important to use discretion when discussing company business in public places such as elevators, restaurants, and modes of public transportation, or when using your phone or email outside of the office. You should also be careful not to leave confidential information in unattended conference rooms or in public places where others can access it.  Employees should not email confidential information to their personal email accounts or maintain a copy of any confidential information on their personal computers or other non-work electronic devices (unless the company has installed protective software on such devices).  Employees have an obligation to take all reasonable steps to safeguard hard copies of confidential information that are removed from the office for legitimate business purposes (e.g. to be worked with at home or at external meetings).

The obligation to keep certain information confidential applies both during appointment or employment with the company, and after termination of appointment or employment, including upon retirement.

Protect the confidentiality of “non-public information” about customers, clients, investees and others.

We also respect confidentiality of information regarding other entities, clients and investees, which in many cases we are contractually bound to keep confidential.  If you learn of confidential information about another entity, client or investee in the course of your position, you should protect it the same way that you would protect confidential information about the company. Disclosure of confidential information can be harmful to the company and could be the basis for legal action against the company and/or the individual responsible for the disclosure.

Code of Business Conduct and Ethics – August 2013

Data protection and privacy laws that affect the collection, use and transfer of personal customer, client and investee information are rapidly changing areas of law and employees should consult with their supervisor if they have any questions regarding appropriate uses of such information.

Accuracy of Books and Records

Ensure that the books and records of the company are complete and accurate.

The books and records of the company must reflect in reasonable detail all its transactions in a timely and accurate manner in order to permit the preparation of accurate financial statements. Employees responsible for the preparation of financial statements must record the assets and liabilities of the company as necessary to maintain accountability for them.

Employees must support all transactions by accurately documenting them in reasonable detail and recording them properly. Employees responsible for the preparation of financial statements must compare the existing assets at reasonable intervals and take appropriate action with respect to any differences.

Employees must never conceal information from the auditors, internal audit’s compliance personnel, the Audit Committee of the Board (the “Audit Committee”) or the Board. In addition, it is unlawful for any person to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Ensure that all business transactions are properly authorized.

The company’s contracts and agreements govern our business relationships.  Because the laws governing contracts and agreements are numerous and complicated, we have put in place policies and procedures to ensure that any contract entered into by and on behalf of the company has the appropriate level of approval.  As a result, employees who enter into contracts or agreements on behalf of the company, must have proper authorization, including internal legal review where required by policy or practice, prior to the execution of any contract or agreement.

Accounting, Auditing or Disclosure Concerns

Ensure that the company provides fair and accurate public disclosure.

We are required to provide timely, factual and accurate disclosure in reports and documents that we file with, or submit to, securities regulators and stock exchanges, as well as in other public communications made by the company. All employees who are responsible for the preparation of the company’s public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made honestly, accurately and in compliance with the company’s disclosure policies, controls and procedures.

We all have a responsibility to submit good faith questions and concerns regarding accounting, auditing or disclosure matters. Complaints and concerns related to such matters include, among others, actions involving: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentation or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases, including statements to or by an officer or employee regarding a matter contained in the financial records, financial reports or audit reports; or (d) deviations from full and fair reporting of the company’s financial condition. Concerns about these matters, including any claim of violations, should be reported in accordance with the section of the Code entitled “Reports and Complaints”.

Code of Business Conduct and Ethics – August 2013

2)	WORK ENVIRONMENT

Discrimination and Harassment-Free Environment

Be committed to creating a tolerant work environment free from discrimination and harassment.

All directors, officers and employees must ensure that the company is a safe and respectful environment, free of discrimination and harassment, where high value is placed on equity, fairness and dignity. The company has zero tolerance for workplace discrimination and harassment, and all directors, officers and employees must be committed to preventing an inhospitable work environment.

Discrimination is the denial of opportunity, through differential treatment of an individual or group.  It does not matter whether or not discrimination is intentional; it is the effect of the behaviour that results in it being discriminatory.

Harassment on the basis of age, colour, race, religion, gender, marital status, ancestry, sexual orientation, national origin, disability, veteran status or any other characteristic protected by law is prohibited. Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, public disparaging remarks, offensive jokes or slurs, all of which result in an inhospitable work environment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, such conduct is not acceptable and may constitute a violation of applicable law.

No one may harass an employee, customer, vendor, supplier, visitor or any other person on the company's premises or while doing its business regardless of location.  Further, the company will not tolerate retaliation against anyone who makes a bona fide complaint of discrimination or harassment or who assists or cooperates in the investigation of a complaint.

An employee should report discrimination or harassment to their supervisor or make a report in accordance with the “Reports and Complaints” section of the Code.

Complaints of discrimination or harassment will be taken seriously and will be investigated.  Any employee found to be harassing or discriminating against another individual, or any employee who knowingly condones the discrimination or harassment of another individual, will be subject to disciplinary action up to and including termination.  The company reserves the right to discipline employees who knowingly make a false accusation about an innocent party.

Code of Business Conduct and Ethics – August 2013

 Safe Working Conditions

Be committed to ensuring the health and safety of fellow directors, officers and employees.

We all have the right to work in an environment that is safe and healthy. In this regard, employees must:

(a)
comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent, as well as any company policies that apply to their particular role;

(b)	follow work instructions or procedures on health and safety laws;

(c)	not engage in illegal or dangerous behaviours; and

(d)
not possess or use weapons or firearms or any type of combustible materials in the company’s facilities or at the company-sponsored functions unless they are authorized by the company or applicable law to do so.

The company has zero tolerance for acts of violence, threats of violence and acts of intimidation and hostility towards another person or group of persons. Employees must promptly report to their supervisor or in accordance with the “Reports and Complaints” section of the Code, any accident, injury or unsafe equipment, practices or conditions, violent behaviour or weapons possession.

3)	LEGAL AND REGULATORY COMPLIANCE

Compliance with Laws, Rules and Regulations

Know and comply with all laws, rules and regulations applicable to your position.

Many of the company’s activities are subject to complex and changing laws, rules and regulations. Ignorance of the law is not, in general, a defence to an action for contravention. We expect you to make every reasonable effort to become familiar with laws, rules and regulations affecting your activities and to exert due diligence in complying with these laws, rules and regulations and to ensure that individuals reporting to you are also aware of these laws, rules and regulations. You may not enter into any arrangement contrary to applicable requirements or laws. Our objective is to restrict willful or negligent violations of these laws, rules and regulations.

We will endeavour to make information concerning applicable laws, rules and regulations available to you. If there is any real or apparent conflict between the Code (and other company policies) and any applicable laws, rules or regulations, you should comply with the law. If you have any doubts as to the applicability of any law, you should obtain advice from the company’s internal legal counsel.

Respect the Intellectual Property of Others.

Intellectual property laws protect many materials you use in the course of your duties.  A few examples are computer software, books, audio or DVDs, trade journals and magazines.  Presentation slides, training materials, management models and problem-solving frameworks produced by outside consultants may also constitute intellectual property. It is illegal to reproduce, distribute or alter intellectual property without the express permission of its owner.  Employees should obtain permission to use a third party’s trademarks, logos or company names in any materials produced for the company.

Code of Business Conduct and Ethics – August 2013

Employees must comply with intellectual property laws on software installed on their company computer and on network storage areas they control.  Employees may not copy, install or otherwise use software in a manner that violates the license agreement for that software or download any materials on their company-provided computers and devices that may infringe on the intellectual property rights of others.

Securities Laws and Insider Trading

Strict compliance with applicable securities laws is of critical importance to the company.  With a number of publicly listed entities throughout the Brookfield group of companies, it is imperative that you comply with such laws and regulations, including in connection with the disclosure of information to the public (as discussed under “Business Ethics and Practices – Accounting, Auditing or Disclosure Concerns”), the trading of securities (as discussed below) and compliance with applicable bribery laws (as discussed under “Anti-Bribery and Gifts and Entertainment Policy”).

Do not trade in the company’s securities if you possess material “non-public information” or during a blackout period, and in any other publicly-traded securities if you possess material “non-public information”.

If you have material “non-public information” about the company or another publicly-traded entity with which the company does business, or may do business with, or the company has invested in, including our clients and client counterparties, you should not buy or sell securities of that company until after the information has become public.

Information about an entity is “material”:

(a)	if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any of an entity’s securities; or

(b)	if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold the entity’s securities.

If you are not sure whether information is “material” or “non-public information”, consult with the company’s internal legal counsel for guidance before engaging in a transaction.

You are also prohibited from disclosing material “non-public information” to other people, such as relatives or friends, who may trade on the basis of the information or disclose this information to others. Securities laws prohibit these “tips”, in addition to any trades that may result.

Trading blackout periods apply to all directors, officers and employees, including during periods when financial statements are being prepared but results have not yet been generally disclosed.  Regular blackout periods generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results.  Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the company.

Code of Business Conduct and Ethics – August 2013

All officers and employees are expected to pre-clear any trades in accordance with the terms and provisions of the company’s Personal Trading Policy (“PTC”).  For more information on the company’s policies on personal trading, please refer to the PTC.

At any given time, the company maintains a “Restricted List” of third-party securities that should not be traded in by any employee or officer.  Officers and employees who have been requested by the company to aid in the maintenance of the Restricted List have a responsibility to the company to review the Restricted List as necessary and ensure that any security which should be added to the Restricted List is done so as soon as the company is in possession of material “non-public information” on such security, or for any other appropriate reason.

Fair Dealing

Deal fairly with the company’s stakeholders.

Officers and employees must deal fairly with the company’s securityholders, customers, clients, investees, suppliers, competitors and employees, and officers and employees must observe their fiduciary duties with asset management clients and related activities. Officers and employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

4)	ANTI-MONEY LAUNDERING

Zero Tolerance Approach to Money Laundering

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The company is strongly committed to preventing the use of its operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities. Accordingly, the company will take such actions as it deems appropriate from time to time in order to comply with applicable anti-money laundering laws, such as the Bank Secrecy Act (U.S.), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (U.S.), the regulations administered by U.S. Department of Treasury’s Office of Foreign Asset Control, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Proceeds of Crime Act  (U.K.).

Jurisdictions may publish lists of individuals, entities and organizations that the company is prohibited from accepting funds from or distributing funds to under applicable anti-money laundering laws.  Employees are expected to use reasonable care to verify that counterparties are not owned or controlled by, or acting on behalf of, sanctioned governments, groups, individuals or others.  This includes requiring counterparties to make anti-money laundering representations in applicable transactional and other documents with the company.  Internal legal counsel can provide anti-money laundering provisions to be inserted into such documents.

Code of Business Conduct and Ethics – August 2013

5)	ANTI-BRIBERY AND CORRUPTION POLICY

Zero Tolerance Approach to Bribery

Do not give or receive bribes.

We value our reputation for conducting business with honesty and integrity.  It is vital for us to maintain this reputation as it generates confidence in our business by our customers, clients, investees and others – which ultimately means it is good for business.

We do not pay bribes in furtherance of our business and do not expect you do so on our behalf.  We have a zero tolerance approach towards bribery.  This commitment comes from the highest levels of management and you must meet this standard.

A bribe is anything of value that is offered, promised, given or received to influence a decision or to gain an improper or unfair advantage.  Bribery may take the form of cash, the exchange of gifts, the granting of loans or the provision of services to those being bribed.

Facilitation payments are also a form of bribe and are, therefore, not permitted.  Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs.  This does not include legally required administrative fees or fees to fast-track services.

Dealing with Officials

Take into account the increased sensitivity and scrutiny of interactions with public officials when applying this policy.

There is increased sensitivity and scrutiny of dealings with public officials because this has traditionally been an area where bribery activity is more likely to occur.  Be cognizant of these risks in your dealings and interactions with public officials and consider how your actions may be viewed.  For example, many jurisdictions have laws restricting gifts (e.g., meals, entertainment, transportation, lodging or other things of value) made to public officials and any gift, no matter how innocent, may be viewed as an attempt to influence the official.

A “public official” is any person who is employed by or is acting in an official capacity for a government, a department, agency or instrumentality of a government, or a public international organization.  This includes elected or appointed persons who hold legislative, administrative or judicial positions such as politicians, bureaucrats and judges.  It also includes persons who perform public functions such as professionals working for public health agencies, water authorities, planning officials and agents of public international organizations such as the UN or World Bank.  A “public official” may also include employees of government-owned or controlled businesses, including sovereign wealth funds. For example, if a government has an interest in a bank and exercises control over the activities of that bank, then the banking officials are likely to be considered “public officials”.

Code of Business Conduct and Ethics – August 2013

Agents, Contractors and Suppliers

Joint venture partners, agents, contractors and suppliers are not permitted to pay bribes on our behalf.

The company may be prosecuted for failing to prevent bribery by a person associated with it. This includes any person or entity that performs services for or on behalf of the company.  Employees should avoid doing business with partners, agents and contractors who do not have a zero tolerance approach to bribery.

This means due diligence should be undertaken on contractors, partners and agents to establish their anti-bribery credentials, where warranted by the assessed level of risk. This could include informing these persons (and associated companies) of the company’s anti-bribery policy, meeting with them to better assess their character, and making commercially reasonable inquiries into their reputation and past conduct.  Anti-bribery language should be included in contractor, partner or agency agreements, where appropriate, in consultation with internal legal counsel.

Gifts and Entertainment

The giving or receiving of gifts and entertainment should be proportionate and reasonable for the circumstances.

Gifts (e.g. merchandise) given to or received from persons who have a business relationship with the company are generally acceptable, if the gift is reasonable in value, appropriate to the business relationship, and does not create an appearance of impropriety.  No cash payments should be given or received.  In addition, gifts should not be given to or received from public officials.

Entertainment (e.g. meals, tickets to sporting events or theatre, round of golf) given to or received from persons who have a business relationship with the company are generally acceptable, if the entertainment is reasonable in value, appropriate to the business relationship, does not create an appearance of impropriety and if a representative from the sponsoring organization (the party paying for the entertainment) is present at the event.

Gifts and entertainment (including meals) that are repetitive, no matter how small, may be perceived to be an attempt to create an obligation to the giver and should be avoided.  Employees should not pay for gifts and entertainment (including meals) personally to avoid having to report or seek approval for it.

Employees should not give or receive “big-ticket” items, such as travel, conference fees, costs for road shows, or event sponsorships, without prior written authorization from internal counsel or person designated to provide such authorization.

Employees who do not comply with the requirements set out in the Code may be required to reimburse the company for the value of any gifts or benefits they receive on behalf of the company.  In addition, violations of the company’s policies or legal and regulatory requirements in this regard could result in disciplinary action up to and including termination for cause.

Code of Business Conduct and Ethics – August 2013

Individual business units of the company may develop and implement specific guidelines and procedures in relation to gifts and entertainment in a manner that is proportionate, consistent and appropriate to the particular circumstances of the individual business unit. All such guidelines and procedures must be consistent with the Code and a copy should be provided to the company’s internal counsel.

Political Donations and Lobbying

Do not offer contributions to political parties that might influence, or be perceived as influencing, a business decision.

To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small or insignificant, made on behalf of the company (directly or indirectly) must be approved in advance by the person(s) designated to approve such donations.  Political donations should not be made on behalf of the company in countries in which we do not have a presence.

Political donations made by individuals on their own behalf should comply with local laws and regulations.

In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the company or made by individuals on their own behalf, which can carry significant penalties for the company for violations.  The Brookfield U.S. Political Contributions Policy should be consulted and adhered to before making any political contributions in the U.S. on behalf of the company or by individuals on their own behalf.

Do not engage in any lobbying activities on behalf of the company without specific authorization.

The company encourages its employees, officers and directors to take an active role in public service.  However, any participation in this regard is to be undertaken as an individual and not as a representative of the company.

Lobbying activities generally include attempts to influence the passage or defeat of legislation and it may trigger registration and reporting requirements.  In many jurisdictions, the definition of lobbying activity is extended to cover efforts to induce rule-making by executive branch agencies or other official actions of agencies, including the decision to enter into a contract or other arrangement.

You should not engage in lobbying activities on behalf of the company without the prior written approval of the company’s internal legal counsel or person(s) designated to approve such activities.

Additionally, the Brookfield U.S. Political Contributions Policy should be consulted and adhered to before undertaking any lobbying activities in the U.S.

Code of Business Conduct and Ethics – August 2013

Charitable Donations

Do not solicit or offer donations to suppliers, vendors or public officials in a manner which communicates that compliance is a prerequisite for future business.

We encourage our directors, officers and employees to contribute personal time and resources to charities and non-profit organizations. However, unless the solicitation is supported by the company, you are prohibited from using the company name or company stationery for solicitation of donations.

All requests for corporate gifts to charities and other not-for-profit organizations should be approved in advance by the company’s internal legal counsel or person(s) designated to approve such donations.
Charitable donations made by individuals on their own behalf should comply with local laws and regulations.

If you are requested by a public official to make a personal donation to a particular charity, please consult with internal legal counsel or person(s) designated to approve such donations before agreeing to or making the donation.

Record-Keeping

All transactions made by the company should be recorded completely, accurately and with sufficient detail so that the purpose and amount of the transaction is clear.

In addition to prohibiting bribery, some anti-bribery legislation, such as the Foreign Corrupt Practices Act, require proper record-keeping and the establishment and maintenance of internal controls. The purpose of these provisions is to prevent publicly-traded companies from concealing bribes and to discourage fraudulent accounting practices.

All transactions must be recorded completely, accurately and with sufficient detail so that the purpose and amount of any such payment is clear. No undisclosed or unrecorded funds or assets of the company should be established for any purpose. False, misleading, or artificial entries should never be made in the books and records of the company for any reason.

6)	COMPLIANCE WITH THE CODE

Statement of Compliance

Upon commencement of employment, each employee of the company will be provided with a copy of the Code (or with electronic access to the Code via the company’s intranet) and will be required to sign an acknowledgement. Each director, officer and employee of the company will also be required to certify a statement of compliance with the Code on an annual basis. This statement of compliance is considered to also apply to the PTC, the company’s disclosure policy and other policies referenced in the Code. Annual execution of a Statement of Compliance with the Code shall be a condition of your continued directorship or employment with the company, as applicable.

The Code, the policies referenced herein and your business unit’s related policies are intended to serve as a guide for your own actions and decisions and for those of your co-workers.

Code of Business Conduct and Ethics – August 2013

Reports and Complaints

You are required to act proactively by asking questions, seeking guidance and reporting any suspected violations with respect to compliance with the Code, other policies and procedures of the company, or any applicable government law, rule or regulation.  Internal reporting is critical to the company’s success, and it is both expected and valued.

Unless specific sections of the Code indicate otherwise, if you believe that a violation of the Code or any law, rule or regulation has been or is likely to be committed by you or someone else who is a representative of the company, you have an obligation to promptly report the relevant information.  Employees should report this information to their supervisor, since their supervisor will generally be in the best position to resolve the issue. However, if you feel uncomfortable approaching your supervisor with your concern, or if you have any specific or general questions, you may contact the company’s internal legal counsel.  Directors should promptly report violations to the Chair.

If you are not comfortable with any of the above options, you can also call the company’s reporting hotline using the information below entitled “Internal Contact Information”.

Our reporting hotline (the “Ethics Hotline”) is managed by an independent third party called the Network.  The Ethics Hotline allows anyone to call anonymously to report suspected unethical, illegal or unsafe behaviour, in English and other languages.  The Ethics Hotline is available toll-free, 24 hours a day, 7 days a week.

The most important thing to remember when dealing with any matter that may be caught under the terms and provisions of the Code is that: If you have any doubt you should ask for assistance.

Treatment of Reports and Complaints

Confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to law. We would prefer you identify yourself to facilitate our investigation of any report, however if you do not feel comfortable doing so you can make an anonymous report.

When making a report, please include specific details, including back-up documentation where feasible, in order to permit adequate investigation of the concern or conduct reported. Vague, non-specific or unsupported allegations are inherently more difficult to pursue.

The party receiving the complaint must make a record of its receipt, document how the situation was dealt with and file a report with the Chief Internal Auditor. The Chief Internal Auditor will retain all such reports, and will also maintain a separate log that tracks the receipt, investigation and resolution of reported complaints specifically related to accounting controls, auditing and disclosure matters. Based on this log, the Chief Internal Auditor will periodically compile a comprehensive summary of all of these types of complaints and the corrective actions taken, and will bring the summary to the attention of the Audit Committee, since the Audit Committee is ultimately responsible for the company’s compliance with the accounting, auditing and disclosure-related aspects of the Code.

The Chief Internal Auditor will bring all complaints or reported violations related to applicable securities laws to the company’s internal legal counsel, who will investigate such complaints and report to the CEO, the Board and applicable regulatory authorities, as appropriate.

Code of Business Conduct and Ethics – August 2013

Any other complaints or reported violations that are of a significant nature will be brought by the Chief Internal Auditor to the attention of the Audit Committee who will, if considered appropriate, report these to the Governance and Nominating Committee of the Board and/or Board.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a director, officer or employee of the company has engaged, or is about to engage, in criminal conduct or conduct in violation of the Code, other policies and procedures of the company, or any applicable government law, rule or regulation. Your report will be accepted as good faith compliance with the Code, but does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code.

The company reserves the right to discipline you if you make an accusation without a good faith, reasonable belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Reasonable belief” does not mean that the information that you provide has to be correct, but it does mean that you must believe that the information is truthful and demonstrates a possible violation.

If an employee believes that they have been unfairly or unlawfully retaliated against, they may file a complaint with their supervisor or the company’s internal legal counsel. If they believe that the complaint concerning retaliation cannot be appropriately addressed in this manner, they should call the Ethics Hotline using the information below under “Internal Contact Information”.

Disciplinary Action for Code Violations

We will impose discipline for each Code violation that fits the nature and particular facts of the violation. If you fail to comply with laws or regulations governing the company’s businesses, the Code or any other company policy or requirement, you may be disciplined up to and including immediate termination, and if warranted, legal proceedings may be brought against you.

Waivers

A waiver of the Code will be granted only in very exceptional circumstances. Exceptions for employees (other than the CEO) must be approved by the CEO and exceptions for the CEO must be approved by the Chair. The CEO shall promptly disclose to the Chair any waiver of the Code that has been granted to an officer or employee. Any waivers of the Code will be promptly disclosed to shareholders to the extent required by law, regulation or stock exchange requirement.

7)	LEGAL NOTICE

The Code serves as a reference to you. The company reserves the right to modify, suspend or revoke the Code and any and all policies, procedures, and programs in whole or in part, at any time.  The company also reserves the right to interpret and amend the Code and these policies in its sole discretion as it deems appropriate. Any amendments to the Code will be disclosed and reported as required by applicable law.

Code of Business Conduct and Ethics – August 2013

The company employs both non-union and union employees.  If the terms and policies of the Code conflict with a specific provision of a collective bargaining agreement governing the wages, terms and conditions of employment for union-represented employees, the collective bargaining agreement will prevail; if a collective bargaining agreement is silent with respect to an area addressed in the Code, or if the Code supplements the terms and provisions of a collective bargaining agreement, union-represented employees are expected to abide by the Code.

Neither the Code, any of the policies referred to herein nor any statements made by any employee of the company, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the company, establish conditions of employment for the benefit of the employee, or create an express or implied employment contract of any kind between employees and the company. In addition, all employees should understand that the Code does not modify their employment relationship, whether at will or governed by a written contract.

The Code is posted on our website and intranet.  The version of the Code on our website and the intranet may be more current and up-to-date and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.

Code of Business Conduct and Ethics – August 2013

8)	INTERNAL CONTACT INFORMATION
Brookfield Renewable Energy Partners L.P. Contacts Ethics Reporting Hotline (800) 665-0831
Internal Legal Counsel
Patricia Bood
Senior Vice President, Legal Services & General Counsel
480 boul. de la Cité
Gatineau, Quebec J8T 8R3
Email:  patricia.bood@brookfieldrenewable.com
Telephone:  (819) 561-8659

Chief Executive Officer Richard Legault 480 boul. de la Cité Gatineau, Quebec J8T 8R3 Email: richard.legault@brookfieldpower.com Telephone: (819) 561-8677
Chief Internal Auditor Richard Maingot Chief Internal Auditor Brookfield Place, Suite 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Email: richard.maingot@brookfield.com Telephone: (416) 369-2741	Chair of the Governance and Nominating Committee David Mann 50 McCurdy Drive Chester, Nova Scotia B0J 1J0 Telephone: (902) 491-4129

Code of Business Conduct and Ethics – August 2013